Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of HFF, Inc. for the registration of 20,355,000 shares of its common stock and to the incorporation by reference therein of our report dated March 13, 2009 (except for Note 15, as to which the date is May 14, 2009), with respect to the consolidated financial statements of HFF, Inc. and subsidiaries and our report dated March 13, 2009 with respect to the effectiveness of internal control over financial reporting of HFF, Inc. and subsidiaries included in its Current Report (Form 8-K) dated May 19, 2009, filed with the Securities and Exchange Commission.
Pittsburgh, Pennsylvania
May 14, 2009
/s/ Ernst & Young LLP